SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

I
Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series XVIII Notes in a principal amount of USD 21,408,926, due 2027.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on August 28, 2026, will start the payment of the fifth installment of interests related to its Series XVIII Notes issued on February 28, 2024.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	August 28, 2026
Number of service to be paid:	Fifth installment of interests
Period comprised by the payment:	February 28, 2026 / August 28, 2026
Concept of payment:	Interests (100%)
Payment Currency:	USD (dollars)
Principal Amount:	USD 21,408,926
Capital Outstanding:	USD 21,408,926
Annual Nominal Interest:	7.00%
Interest being paid:	USD 743,153.68

Interests will be paid to the people at whose name the Notes were registered as of August 27, 2026 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
August 21, 2026